Filename:	form 425_69084.txt
Comment/Description:	First Union

(this header is not part of the document)

Filed by First Union Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Wachovia Corporation Commission File No. 333-59616

Date: June 26, 2001

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

        The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on June 25, 2001, First Union filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

        First Union and Wachovia, and their respective directors and executive officers, and others may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the identity of participants in the solicitation and a description of their direct or indirect interests, by security holdings or otherwise, is set forth in an exhibit to the registration statement and in the joint proxy statement/prospectus regarding the proposed transaction.

THE FOLLOWING LETTER WAS MAILED TO CERTAIN FIRST UNION SHAREHOLDERS

First Union Corporation One First Union Center 301 South College Street Charlotte, North Carolina 28288-0005	G. Kennedy Thompson Chairman, President and Chief Executive Officer

June 22, 2001

Dear Shareholder:

As a new shareholder of First Union, we would like to welcome you by enclosing a copy of our 2000 Annual Report. In a few days, you also will receive proxy materials from us concerning, among other matters, our merger proposal with Wachovia Corporation. Your vote is important to us, and we urge you to promptly vote your shares.

Thank you for your interest in First Union, and we look forward to serving you.

Sincerely,

/s/ Kennedy Thompson

G. Kennedy Thompson

Note: The following notice is included to meet certain legal requirements:

In connection with the proposed transaction with Wachovia, on June 18, 2001, First Union filed an amended registration statement on Form S-4 with the Securities and Exchange Commission containing a preliminary joint proxy statement/prospectus of First Union and Wachovia. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You may obtain a free copy of the registration statement and the joint proxy statement/prospectus, without charge, at the SEC's internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397. Information regarding the director and officer participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the proxy materials filed with the SEC by First Union on March 13, 2001 and by Wachovia on March 19, 2001. Additional information regarding participants in the proxy solicitation, and their interests, may be obtained by reading an exhibit to the registration statement and the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

THE FOLLOWING PRESENTATION MATERIALS WERE USED AT AN ANALYST CONFERENCE